UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment ___)*

Mallinckrodt plc

(Name of Issuer)

Ordinary Shares, par value $0.01 per share

(Title of Class of Securities)

G5890A102

(CUSIP Number)

Jeremy Carton

Alta Fundamental Advisers LLC

1500 Broadway Suite 704

New York, NY 10036

(212) 319-1778

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 16, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G5890A102

1.	Names of Reporting Persons. Alta Fundamental Advisers LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,947,093
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,947,093
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,947,093
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 14.8%
14.	Type of Reporting Person (See Instructions) IA

Item 1.	Security and Issuer

This Schedule 13D relates to the ordinary shares, par value $0.01 per share (“Ordinary Shares”), of Mallinckrodt plc (the “Issuer”), which has its principal executive offices at College Business & Technology Park, Cruiserath, Blanchardstown, Dublin 15, Ireland.

Item 2.	Identity and Background

(a)   This Schedule 13D is being filed by Alta Fundamental Advisers LLC (“Alta Advisers” or the “Reporting Person”).

(b)   The address of the principal business office of the Reporting Person is 1500 Broadway Suite 704, New York, NY 10036.

(c)   The principal business of the Reporting Person is acting as an investment adviser to private funds and managed accounts.

(d)   During the last five years, neither the Reporting Person, nor to the Reporting Person’s knowledge, any of the persons listed in Schedule A, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)   During the last five years, neither the Reporting Person, nor to the Reporting Person’s knowledge, any of the persons listed in Schedule A, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree of final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)   The Reporting Person is a Delaware limited liability company.

Schedule A attached hereto sets forth the information regarding the manging members of the Reporting Person.

Item 3.	Source and Amount of Funds or Other Consideration

The funds used in purchasing shares of Ordinary Shares on behalf of clients of Alta Advisers come from private funds and various client accounts advised by Alta Advisers.

Item 4.	Purpose of Transaction

On June 16, 2023, the Reporting Person sent a letter to the Issuer’s board of directors (the “Board”) with respect to the requisition of the Board to convene an extraordinary general meeting of the Issuer’s shareholders. A copy of the letter is attached to this Schedule 13D as Exhibit 1 and is incorporated by reference herein.

The Reporting Person expects to continuously review its investment in the Issuer and, depending on various factors including but not limited to, the price of the shares of the Ordinary Shares, the terms and conditions of the transaction, prevailing market conditions and such other considerations as such Reporting Person deems relevant, may at any time or from time to time, and subject to any required regulatory approvals, acquire or dispose of additional Ordinary Shares from time to time on the open market, in privately- negotiated transactions, directly from the Issuer, or pursuant to other transactions.

Item 5.	Interest in Securities of the Issuer

(a)   The information set forth in rows 11 and 13 of the cover page to this Schedule 13D is incorporated by reference. The percentage set forth in row 13 is based on 13,170,932 Ordinary Shares outstanding as of May 5, 2023, as reported in the Issuer’s Form 10-Q filed on May 9, 2023. Managed funds and clients advised by Alta Advisers directly hold 1,947,093 Ordinary Shares.

(b)   The information set forth in rows 7 through 10 of the cover pages to this Schedule 13D is incorporated by reference.

(c)   Schedule B sets forth all transactions with respect to the Ordinary Shares effected during the past sixty days by the Reporting Person.

(d)   The funds and clients advised by Alta Advisers have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares.

(e)   Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Item 4 above is incorporated by reference into this Item 6. Affiliates of the Reporting Person hold first lien debt and first lien bonds of the Issuer.

Item 7.	Material to be Filed as Exhibits

Exhibt 1 Letter to the Board of Directors of Mallinckrodt plc, dated June 16, 2023.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 16, 2023

ALTA FUNDMENTAL ADVISERS LLC

By:	/s/ Jeremy Carton
Name: Jeremy Carton
Title: Managing Member

Schedule A

The following sets forth the name, address, principal occupation, citizenship and beneficial ownership of Ordinary Shares (to the extent not pursuant to Item 5(a)) of each managing member of Alta Advisers.

Alta Advisers
Name and Citizenship	Position	Principal Business Address	Beneficial Ownership of Ordinary Shares
Gilbert Li	Managing Member	1500 Broadway Suite 704 New York, NY 10036	None
Jeremy Carton	Managing Member	1500 Broady Suite 704 New York, NY 10036	None

Schedule B

	Date of Transaction	Number of Shares Acquired or Disposed	Type of Transaction	Price per Share
Managed Fund or Account	05/19/2023	175,380	Purchase	$4.1846
Managed Fund or Account	05/19/2023	215,989	Purchase	$4.1846
Managed Fund or Account	05/19/2023	508,631	Purchase	$4.1846